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Advanced Formula
Wellnergy Pets
DENTAL CARE
WATER
ADDITIVE
Veterinarian Formulated
DENTAL
CARE WIPES

Wellnergy Pets Dental Care Bundle fo...

Wellnergy Pets

$30.95 MSRP | Wholesale pricing


PRODUCT FACTS
Active Ingredients Per 1 Chew (4.0 g):
Inactive Ingredients:

HIP & JOINT CARE hip and joint supple...

Wellnergy Pets

$19.95 MSRP | Wholesale pricing


Special Reserve
CANARD
À L'ORANGE

Special Reserve No. 2 - Canard A L'Ora...

Bubba Rose Biscuit Co.

$11.99 MSRP | Wholesale pricing



Cowboy Boot (case of 12)

Bubba Rose Biscuit Co.

$33.50 MSRP | Wholesale pricing


Bubba Rose
BISCUIT COMPANY
BUSTED!

Busted!

Bubba Rose Biscuit Co.

$11.99 MSRP | Wholesale pricing


PRODUCT FACTS
DIRECTIONS FOR USE

QBOW HEART holistic heart suppleme...

Wellnergy Pets

$20.96 MSRP | Wholesale pricing




BEAR


HAPPY
Dog Meal